Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30

	2002	2001
	(In Millions)
Earnings (loss):
Loss before income taxes, extraordinary item
and cumulative effect of accounting change	$ (2,117)	$ (2,830)
Fixed charges, from below	597	673
Undistributed (earnings) losses of affiliates	-	(3)
Interest capitalized	(22)	(63)

Earnings (loss)	$ (1,542)	$ (2,223)
	=====	=====

Fixed charges:

Interest expense	$ 453	$ 394
Portion of rental expense representative
of the interest factor	144	279

Fixed charges	$ 597	$ 673
	=====	=====

Ratio of earnings to fixed charges	(a)	(a)
	=====	=====

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(a)  Earnings were inadequate to cover fixed charges by $2.1 billion in 2002 and $2.9 billion in 2001.